FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of October 2010

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1. Nomura Finalizes Details of Stock Options

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 28, 2010	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Nomura Finalizes Details of Stock Options

Tokyo, October 28, 2010—Nomura Holdings, Inc. (the “Company”) today announced that its Executive Management Board1 has finalized the details of the issuance of stock acquisition rights as outlined below.

1.	Stock Acquisition Rights to be Issued

1.1	Stock Acquisition Rights No. 39 (for executive managing directors and employees of subsidiaries of the Company)[2]

2.	Reasons for Issuance of Stock Acquisition Rights as Stock Options

Stock Acquisition Rights No. 39 are to be issued to executive managing directors and employees of subsidiaries of the Company. The value of assets to be rendered upon the exercise of stock acquisition rights (“Exercise Price”) shall be determined based on the market price of the Company’s common stock at the time the Stock Acquisition Rights are granted.

The Stock Acquisition Rights are expected to have the following benefits by restricting the exercise of the rights for two years after being granted.

1.	Retain talented personnel for longer terms by introducing deferred payment rather than paying compensation entirely in cash.

2.	Align the interests of executive managing directors and employees of subsidiaries of the Company with those of shareholders by reflecting changes in shareholder value in compensation packages.

3.	Improve performance and trust by sharing a common incentive plan for executive managing directors and employees of subsidiaries of the Company working in different business divisions.

3.	Number of Stock Acquisition Rights Grants and Grantees

No. 39 Stock Acquisition Rights	Executive Managing Directors and Employees of the Company’s Subsidiaries
	Number of Grantees	Number of Stock Acquisition Rights		Shares of Common Stock Under Stock Acquisition Rights
	1,146	28,700	*	2,870,000
*	Number of grants per person is between 10 and 50

The above figures for the number of stock acquisition rights are the projected numbers to be granted. Should the number decrease due to grantees not applying or other reasons, the revised number of Stock Acquisition Rights will be issued.

[1]

The Executive Management Board consists of the CEO, COO, Business Division CEOs and any other executive managing directors nominated by the CEO, and via Board of Directors resolutions decides important business matters including the issuance of stock acquisition rights.

[2]	Stock Acquisition Rights No. 39 will be issued as stock options in accordance with Articles 236, 238 and 240 of the Companies Act of Japan.

4.	Summary of Stock Acquisition Rights

No. 39

1. Grantees	Total of 1,146 executive managing directors and employees of subsidiaries of the Company

2. Total Number of Stock Acquisition Rights	28,700

3. Value of Assets to be Rendered upon the Exercise of Stock Acquisition Rights, or the Method for Calculating Such Value	The product of (i) the higher price of either the average of the daily closing prices of the common stock of the Company in regular transactions at the Tokyo Stock Exchange during October 2010 (excluding dates on which no trade is made) or the closing price on the date of granting (if there is no closing price on the grant date, the most recent closing price prior to the grant date shall apply), and (ii) 1.05. Any fraction less than one (1) yen shall be rounded up to the nearest yen.

4. Type and Number of Shares Under a Stock Acquisition Right	The number of shares under a Stock Acquisition Right shall be 100 shares of common stock of the Company. Should events separately prescribed by the Company occur, the number of stocks granted under a Stock Acquisition Right will be adjusted according to a method separately prescribed by the Company.

5. Paid-in Amount for Stock Acquisition Rights, or the Method for Calculating Such Value	No payment shall be required for Stock Acquisition Rights.

6. Period for the Exercise of Stock Acquisition Rights	November 16, 2012 to November 15, 2017

7. Conditions for the Exercise of Stock Acquisition Rights

1.    No Stock Acquisition Right may be exercised partially.

2.    The Optionee must maintain a position as an executive or employee of the Company or a subsidiary of the Company during the period between the granting of the Stock Acquisition Right and the commencement of exercise. In the event of certain circumstances prescribed separately such as mandatory retirement, the Optionee shall be deemed to be an executive or employee of the Company or a subsidiary of the Company.

3.    There must be no grounds for dismissal of the Optionee by suggestion or disciplinary procedures at the time of Exercise in accordance with the Employment Regulations of the Company or the Company’s subsidiaries.

No. 39
8. Matters with regard to Capital Stock and Capital Reserve to be Increased in the Event of the Issuance of Shares upon the Exercise of the Stock Acquisition Right

1.    Capital Stock to be Increased

Half of the amount of the maximum limit on an increase of capital stock, etc. calculated in accordance with Article 17, Paragraph 1 of the Corporate Calculation Regulations, and any fraction of less than one yen resulting from the calculation shall be rounded up to the nearest yen.

2.    Capital Reserve to be Increased

Amount of the maximum limit of increase of capital stock, etc. less the amount of capital stock to be increased.

9. Events for the Acquisition of Stock Acquisition Rights by the Company	When the Annual Meeting of Shareholders approves a merger agreement in which the Company is to be the extinguished company or a share exchange agreement or share transfer proposal in which the Company is to become a wholly owned subsidiary, the Company may acquire the Stock Acquisition Rights for no compensation on a day separately determined by the Board of Directors of the Company or an executive officer designated by resolution of the Board of Directors.

10. Restriction of Acquisition of Stock Acquisition Rights by Assignment	Any assignment of Stock Acquisition Rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

11. Treatment of Stock Acquisition Rights under Organizational Restructuring	The same shall apply as described in 9.

12. Grant Date of Stock Acquisition Rights	November 16, 2010

13. Stock Acquisition Rights Certificate	The Company shall not issue any Stock Acquisition Rights certificate.

Ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591

Keiko Sugai	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: retail, global markets, investment banking, merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.